BD 3/17 *

05038523

[...] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH, D.C. SECTION

SEC FILE NUMBER
8-43754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YOUR MONEY MATTERS BROKERAGE SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1465 ROUTE 31
(No. and Street)

ANNANDALE	NJ	08801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS N. MANCINELLI 908-735-0407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NISIVOCCIA & COMPANY, LLP
(Name – if individual, state last, first, middle name)

11 LAWRENCE ROAD	NEWTON	NJ	07860
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

50 3/22

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

W 3/18

OATH OR AFFIRMATION

I, LOUIS N. MANCINELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUR MONEY MATTERS BROKERAGE SERVICES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LOUISE A. PADUCK
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires Jan 14, 2009

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

Independent Auditors' Report

To the Stockholders of
Your Money Matters Brokerage
Services, Inc.

We have audited the accompanying statement of financial condition of Your Money Matters Brokerage Services, Inc., as of December 31, 2004 and 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Your Money Matters Brokerage Services, Inc. as of December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As discussed in Note 12 to the financial statement, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Nisivoccia & Company LLP

Newton, New Jersey
February 18, 2005

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2004		DECEMBER 31, 2003	
ASSETS				
Current assets				
Cash and cash equivalents	$	77,258	$	78,907
Commissions receivable		67,879		37,388
Total current assets		145,137		116,295
Property and equipment, net		38,584		61,882
Trademark, net		17,480		20,000
Deferred income tax assets, net		49,559		49,014
Security deposit		-		21,609
Other assets		5,912		5,127
Total assets	$	256,672	$	273,927
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Commissions payable	$	66,876	$	27,195
Capital lease obligations, current portion		13,300		12,710
Accounts payable and accrued expenses		11,195		8,097
State income tax payable		500		550
Total current liabilities		91,871		48,552
Capital lease obligations, net of current portion		27,191		36,546
Total liabilities		119,062		85,098
Stockholders' equity				
Common stock, no par value, authorized 1,000,000 shares		1,372,623		1,372,623
Additional paid-in-capital		1,672		1,672
Accumulated deficit		(1,236,685)		(1,185,466)
Total stockholders' equity		137,610		188,829
Total liabilities and stockholders equity	$	256,672	$	273,927

The accompanying notes are an integral part of these statements

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

Note 1 - General Business

Your Money Matters Brokerage Services, Inc. ("the Company") was incorporated in the State of New Jersey on July 17, 1990, for the purpose of marketing mutual funds, variable annuities, and life insurance products. The Company serves as a placement agent for such products. As a placement agent, the Company does not take possession or control of customer funds, but rather funds are transmitted directly by customers to the investment or insurance companies. The Company's headquarters are located in Annandale, New Jersey and is licensed to do business in six states.

Note 2 - Significant Accounting Policies

Basis of Accounting

The Company reports its financial statements on the accrual basis of accounting.

Revenue Recognition

The Company recognizes revenue when earned based upon their contractual obligations with mutual funds and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes any such charge backs are insignificant and has not provided any allowance for such charge backs.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank accounts and funds invested in money market funds, which can be withdrawn on demand.

Commissions Receivable

Commissions receivable represent amounts due from investment and insurance companies for product placement and are presented net of any allowances for uncollectible accounts. Management periodically assesses the ability to collect commissions receivable based on financial capacity of the various issuers. Management believes no allowance is required as of December 31, 2004 and 2003. The Company does not assess interest or finance charges on open account balances.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not take possession of customers' securities or commodities.

Equipment

Equipment is recorded at cost when acquired. Major renewals and betterments are charged to the equipment account; maintenance and minor repairs and replacements, which do not improve or extend the life of the respective asset, are expensed currently. Depreciation is provided for by the straight-line method over the estimated useful lives of the assets.

Note 2 - Significant Accounting Policies - (Cont'd)

Trademarks

Trademarks are accounted for under SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values. The Company adopted SFAS 142 effective January 1, 2002. Management has assessed the carrying value of the trademarks and believes there to be no impairment in value at this time.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2004 and 2003 were $10,680 and $10,858 respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for unused federal and state net operating loss carryforwards by applying enacted statutory rates. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enacted date. Management provides valuation allowances against the deferred tax asset for amounts which are not considered "more likely than not" to be realized.

Note 3 - Equipment

Equipment consists of the following:

	Estimated	December 31,	
	Useful Life	2004	2003
Leasehold improvements	4	$ 54,753	$ 54,753
Equipment acquired under capital lease obligations	5	50,831	50,831
Equipment	5	56,382	56,382
		161,966	161,966
Less: accumulated depreciation		(123,382)	(100,084)
		$ 38,584	$ 61,882

Depreciation expense for the years ended December 31, 2004 and 2003 amounted to $23,298 and $25,000, respectively. Amortization of equipment acquired under capital lease obligations is included in depreciation expense and accumulated depreciation.

Note 4 - Trademarks

Trademarks consist of the following:

	December 31, 2004	December 31, 2003
Trademarks	$ 25,000	$ 25,000
Less: accumulated amortization	7,520	5,000
	$ 17,480	$ 20,000

The Company's trademark was determined to have an estimated value of $25,000 and an estimated useful life of 10 years as of January 1, 2002. Amortization expense was $2,520 and $2,500 for the years ended December 31, 2004 and 2003, respectively.

Note 5 - Income Taxes

The Company's deferred income tax asset as of December 31, 2004 is attributable to unused federal and state net operating loss carryforwards of approximately $1,255,230 and $1,263,739, respectively. The net operating losses are scheduled to expire as follows:

Year Ending December 31,	Federal	Year Ending December 31,	State
2018	$ 137,187	2005	$ 147,206
2019	323,917	2006	323,267
2020	257,947	2007	257,747
2021	172,208	2008	172,008
2022	262,365	2009	262,365
2023	101,606	2010	101,155
2024	40,025	2011	40,205
	$ 1,295,255		$ 1,303,953

Management believes it is more likely than not that it will generate taxable income sufficient to realize a portion of the tax benefit associated with the net operating loss carryforwards prior to their expiration. However, management believes that a valuation allowance is appropriate given the nature of expansion plans and the growth management expects in the future may not occur as planned. If the Company is unable to generate sufficient taxable income in the future through operating results, increases to the valuation allowance will be required through a charge to expense. If the Company achieves higher profitability to utilize a greater portion of the deferred tax asset, the valuation allowance will be reduced through a credit to income.

Note 5 - Income Taxes (continued)

Significant components of the deferred tax asset are as follows:

	December 31,	
	2004	2003
Gross deferred tax asset on net operating losses	$ 495,596	$ 490,140
Valuation allowance	446,037	441,126
Deferred income tax asset, net	$ 49,559	$ 49,014

The net change in the valuation allowance for the years ended December 31, 2004 and 2003 was $546 and $36,529, respectively.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $24,840; which was $16,899 in excess of its required net capital of $7,941. The Company's net capital ratio was 4.79 to 1. At December 31, 2003, the Company had net capital of $12,298; which was $6,625 in excess of its required net capital of $5,673. The Company's net capital ratio was 6.92 to 1.

Note 7 - Reserve Requirements

The Company is exempt under Section (k)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

Note 8 - Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some cases, may be completely uninsured. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents and commissions receivable. It is not the Company's policy to require collateral for receivables outstanding.

Note 9 - Common Stock Offering

The Company implemented an offering on September 15, 2001 to sell up to 100,000 shares of their common stock. Through July 18, 2003, the termination date of the offering, 32,713 shares offered under the offering had been subscribed for. The offering was made under a private placement memorandum which provided an offering price of $10 per share.

Note 10 - Operating Leases

The Company had leased its Annandale, New Jersey facilities under a sublease contract, which was subject to the terms of the sublessor's original contract. The sublease expired

Note 10 - Operating Leases (continued)

January 18, 2004 and a new lease was executed with the same landlord subject to new terms. The original monthly rent under the sublease was $7,203 plus $343 for electricity. Minimum amounts due under the terms of the original sublease until termination were $4,382. The new lease has a five year term commencing on January 19, 2004 and expiring on January 18, 2009. Minimum rent per annum totals $74,088. Under both leases, the Company is subject to additional rent charges which include its proportionate share of operating expenses, real estate taxes, and common area charges. The security deposit was waived by the landlord under the terms of the renegotiated lease.

Rent expense charged to operations under these leases amounted to $82,768 and $88,561 for the years ended December 31, 2004 and 2003, respectively.

The original sublease also contained an allowance which the Company used substantially to acquire equipment from the sublessor and to finance leasehold improvements. The present value of the allowance had been deferred and reduced rent expense by $822 per month over the term of the lease.

Note 11 - Capital Leases

Future minimum lease payments as of December 31, 2004 are as follows:

Year ending December 31,	
2005	$ 15,564
2006	13,011
2007	7,860
2008	7,364
Total future minimum lease obligations	43,799
Less: Imputed interest	(3,308)
Present value of capital lease obligations	$ 40,491

The current and non-current portions of future minimum lease payments were $13,300 and $27,191 as of December 31, 2004 and 2003, respectively.

Note 12 - Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of $51,219 and $97,591 during the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, the Company has an accumulated deficit of $1,236,685. Those factors, as well as the continued reliance on further capital from the private placement offering described in Note 9 above creates an uncertainty about the Company's ability to continue as a going concern. Management of the Company is implementing a plan to improve its financial position by restructuring its human resources and commission expense structure. The ability of the Company to continue as a going concern is dependent on the success of the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003
(Continued)

Note 13 - Regulatory Matters / Contingency

On October 20, 2003, the National Association of Securities Dealers (the "NASD") commenced an examination of the Company. At this time, the NASD has completed the examination; however, the NASD has not disclosed the outcome of the matter. Management believes the matter has been resolved and does not expect any significant adjustments to the financial statements are necessary at this time. It is possible that actual events related to this matter could change in the near term that could differ significantly from management's assessment of this matter.

Note 14 – Reclassifications

Certain accounts in the prior year financial statements have been reclassified to conform to current year presentation.